

May 22, 2015

Via E-mail
Roger J. Pomerantz, M.D.
President and Chief Executive Officer
Seres Health, Inc.
161 First Street
Cambridge, Massachusetts 02472

> **Re: Seres Health, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2015**
> **CIK No. 0001609809**

Dear Dr. Pomerantz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Clinical drug development involves a lengthy and expensive process…,page 16
Clinical development plan, page 99

1. We refer to your risk factor disclosure in the first full paragraph on page 18 and the discussion of your clinical trials on pages 99-101. Please revise your disclosure to clarify:

   - that your prior plan was to conduct a Phase 2/3 study and the reasons for the change, including any input from the FDA;

   - whether you are still in discussions with the FDA regarding trial design and CMC requirements; and

- whether the FDA has approved the initiation of your planned Phase 2 clinical trial for SER-109.

If your discussions with the FDA concerning trial design are ongoing, please disclose the substance of any material feedback received and whether you believe these discussions may delay your planned initiation of patient dosing for the Phase 2 clinical trial scheduled for the second half of 2015.

You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Peter N. Handrinos
        Latham & Watkins LLP